Exhibit 99.1

FORM 077-T

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892

Telephone: 972-3-694-8000

Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Changes in Holdings of Interested Parties, Officers, and Directors

Regulation 33(c) of the Securities Regulations (Immediate and Periodic Reports) 1970

As of March 31, 2016:

A. Interested Parties in the Company (as well as the President and Directors of the Company):

		Name, Type and Series of	Updated Amount of	Percent Held		Percent Held (fully diluted)
Holder No.	Holder Name	the Security	Securities	% Capital	% Voting	% Capital	%Voting
1	Gazit-Globe Ltd.	Ordinary Shares	1,046,993
2	Norstar Holdings Inc.	Ordinary Shares	98,798,500	50.54	50.54	49.98	49.98
3	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Series K Debentures	85,000,000
4	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Series L Debentures	81,000,000
5	Chaim Katzman	Ordinary Shares	50,000	0.03	0.03	0.03	0.03
6	Dor J.Segal	Ordinary Shares	770,000	0.39	0.39	0.39	0.39
7	Rachel Lavine	Ordinary Shares	10,000	0.01	0.01	0.49	0.49
8	Rachel Lavine	Unregistered Options	717,770
9	Rachel Lavine	RSU	51,128
10	Rachel Lavine	PSU	195,870
11	Haim Ben-Dor	Ordinary Shares	74,933	0.04	0.04	0.04	0.04
12	Haim Ben-Dor	Series D Debentures	850,000
13	Haim Ben-Dor	Series K Debentures	2,670,135
14	Haim Ben-Dor	Series L Debentures	503,000
15	Arie Mientkavich	Ordinary Shares	113,263	0.06	0.06	0.15	0.15
16	Arie Mientkavich	Unregistered Options	143,678
17	Arie Mientkavich	RSU	5,272
18	Arie Mientkavich	PSU	35,786
19	Yair Orgler	Series K Debentures	250,000
20	Yair Orgler	Series L Debentures	500,000
21	Ronnie Bar-On	Series J Debentures	38,400
22	Mawer Investment Management ltd	Ordinary Shares	1,769,927	0.91	0.91	0.90	0.90
23	Mawer Investment Management ltd	Ordinary Shares	11,474,887	5.87	5.87	5.80	5.80

B. Officers in the Company (other than the President)

		Name, Type and Series of	Updated Amount of	Percent Held		Percent Held (Fully Diluted)
Holder No.	Holder Name	the Security	Securities	% Capital	% Voting	% Capital	% Voting
24	Adi Jemini	Ordinary Shares	2,500	0.00	0.00	0.14	0.14
25	Adi Jemini	Unregistered Options	199,669
26	Adi Jemini	RSU	14,223
27	Adi Jemini	PSU	54,488
28	Liad Barzilai	Ordinary Shares	2,500	0.00	0.00	0.11	0.11
29	Liad Barzilai	Unregistered Options	159,554
30	Liad Barzilai	RSU	11,854
31	Liad Barzilai	PSU	38,836
32	Rami Vaisenberger	Ordinary Shares	8,029	0.00	0.00	0.04	0.04
33	Rami Vaisenberger	Unregistered Options	57,351
34	Rami Vaisenberger	RSU
35	Rami Vaisenberger	PSU
36	Revital Kahlon	Ordinary Shares	1,732	0.00	0.00	0.00	0.00
37	Revital Kahlon	Unregistered Options	6,185
38	Revital Kahlon	RSU	0

2

Changes in holdings during Quarter Ended March 31, 2016

Name: Norstar Holdings Inc.

Type of Holder: Company

Holder Number: 2

Citizenship/Country of Registration or Incorporation: Panamanian Company.

Name and Type of Security: Ordinary Shares

Previous Balance: 98,165,241

Change in number of Securities: 633,259

Name: Ronni Bar-On

Type of Holder: Director/CEO

Holder Number: 21

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

Name and Type of Security: Series J Debentures

Previous Balance: 38,800

Change in number of Securities: -400

Name of the Holder: Mawer Investment Management Ltd. (in role as investment manager)

Holder Number: 22 Type of Holder: Interested Party

Registration Number: 2010376289
Citizenship/Country of Registration or Incorporation: Canadian Corporation

Country of Citizenship/Corporation or Registration: Canada

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Name and Type of Security: Ordinary Shares

Previous Balance: 1,708,142

Change in the number of securities: 61,785

Name of the Holder: Mawer Investment Management Ltd. (held for companies managing funds for joint investments in trust)

Holder Number: 23

Type of Holder: Interested Party

Registration Number: 2010376289
Citizenship/Country of Registration or Incorporation: Canadian Corporation

Country of Citizenship/Corporation or Registration: Canada

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Name and Type of Security: Ordinary Shares

Previous Balance: 11,297,815

Change in the number of securities: 177,072

Name: Adi Jemini

Type of Holder: Interested Party

Holder Number: 24

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

Name and Type of Security: Ordinary Shares

Previous Balance: 0 Ordinary Shares

Change in number of Securities: 2,500

3

Name: Adi Jemini

Type of Holder: Interested Party

Holder Number: 25

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

Name and Type of Security: Unregistered Options to Purchase Ordinary Shares

Previous Balance: 0 Options

Change in number of Securities: 199,669

Name: Adi Jemini

Type of Holder: Interested Party

Holder Number: 26

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

Name and Type of Security: RSUs

Previous Balance: 0 RSUs

Change in number of Securities: 14,223

Name: Adi Jemini

Type of Holder: Interested Party

Holder Number: 27

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

Name and Type of Security: PSUs

Previous Balance: 0 PSUs

Change in number of Securities: 38,836

Name: Rami Vaisenberger

Type of Holder: Interested Party

Holder Number: 32

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

Name and Type of Security: Ordinary Shares

Previous Balance: 5,353 Ordinary Shares

Change in number of Securities: 2,676

Name: Rami Vaisenberger

Type of Holder: Interested Party

Holder Number: 34

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

Name and Type of Security: RSUs

Previous Balance: 2,676

Change in number of Securities: -2,676

4

Name: Rami Vaisenberger

Type of Holder: Interested Party

Holder Number: 35

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

Name and Type of Security: PSUs

Previous Balance: 17,682

Change in number of Securities: -17,682

Name: Revital Kahlon

Type of Holder: Interested Party

Holder Number: 36

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

Name and Type of Security: Ordinary Shares

Previous Balance: 1,155

Change in number of Securities: 577

Name: Revital Kahlon

Type of Holder: Interested Party

Holder Number: 38

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

Name and Type of Security: RSUs

Previous Balance: 577

Change in number of Securities: -577

Comments

As of the date of this report, according to the law, the controlling holder of the Company is:

Norstar Holdings Inc. is controlled by Mr. Chaim Katzman and may also be deemed to be controlled by Mr. Dori Segal and Ms. Erica Ottosson

Has the control of the Company been transferred during the period covered by this report? No.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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